Exhibit 99.(d)(8)

April 28, 2023

FPA Crescent Fund

11601 Wilshire Blvd., Ste. 1200

Los Angeles, CA 90025

RE:  Expense Limit Agreement — FPA Crescent Fund

Dear Ladies and Gentlemen:

FPA Crescent Fund (the “Fund”), a series of the FPA Funds Trust, a Delaware business trust, has entered into an agreement with First Pacific Advisors, LP (“Adviser”) whereby Adviser provides investment advisory services to the Fund and each class of its shares (the “Investment Advisory Agreement”). The Fund has also entered into an agreement with the Adviser whereby the Adviser provides administrative services to the Fund and each class of its shares (the “Administrative Services Agreement”).

We hereby agree with respect to the Fund to waive the fees payable to us under the Investment Advisory Agreement and/or the Administrative Services Agreement with respect to each class of shares of the Fund or to reimburse each of the following expenses, as applicable:

1.	the operating expenses allocable to the relevant class of shares of the Fund, to the extent that the operating expenses of a class of shares of the Fund, excluding management fees, administrative service fees, short sale dividend expenses and interest expenses on cash deposits relating to short sales, brokerage fees and commissions, redemption liquidity service expenses (a portion of which is waived separately below), interest, taxes, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business, exceed, in the aggregate, 0.05% per annum, as a percentage of the average daily net assets of the relevant class of shares of the Fund (the “Operating Expense Limit”); and
2.	the redemption liquidity service expenses allocable to the relevant class of shares of the Fund, to the extent that the redemption liquidity service expenses exceed, in the aggregate, 0.0044% per annum, as a percentage of the average daily net assets of the relevant class of shares of the Fund (the “Liquidity Service Expense Limit”).

We agree that this obligation shall constitute a contractual commitment enforceable by the Fund, on behalf of each class of shares of the Fund, and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in a class of shares of the Fund exceeding the Operating Expense Limit and/or the Liquidity Service Expense Limit. We agree not to seek satisfaction of any such obligations from the shareholders of any class of shares of the Fund, the Fund, nor from the Trustees of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

This Agreement is for the one-year period commencing effective May 1, 2023 and terminating on April 30, 2024. This Agreement may be terminated at any time by the Fund’s Board of Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement.  Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

By: First Pacific Advisors, LP

		By:	/s/ J. Richard Atwood
J. Richard Atwood, Director of General Partner

The foregoing agreement is hereby
accepted as of May 1, 2023

By: FPA Crescent Fund

By:	/s/ E. Lake Setzler, III
E. Lake Setzler, III, Treasurer

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